FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
 Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU OPTRONICS Board of Directors Approves the Unconsolidated Financial Statements for 2002”, dated January 24, 2003.

Item 1

News Release
January 24, 2002

FOR FURTHER INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com

AU OPTRONICS Board of Directors Approves the Unconsolidated Financial Statements for 2002

Hsinchu, Taiwan (January 24, 2003) –

        January 24, 2003 - AU Optronics Corp. (“AUO” or “the Company”) (TAIEX: 2409, NYSE: AUO) today held a meeting of the Board of Directors, at which the directors approved the unconsolidated financial statements for 2002 prepared by the auditors. Unconsolidated net sales for 2002 were NT$75,507 million; net income was NT$6,023 million, and basic EPS for 2002 were NT$1.65.

        AU Optronics is scheduled to announce its 4Q 2002 and FY 2002 results on January 28, 2003. An international investor conference call will be held at 8:30 pm (Taipei time), January 28, 2003, subsequent to the local investor conference in the afternoon.

ABOUT AU OPTRONICS

        AU Optronics Corp., headquartered at Hsinchu, Science-Based Industrial Park, Taiwan, is a leading manufacturer of TFT-LCD modules both in Taiwan and in the world. The company offers a broad range of TFT-LCD products and related services to OEM manufacturers and brand companies.

        In September 2001, AU Optronics was formed through the merger of Acer Display Technologies Inc. and Unipac Optoelectronics Corp. Currently AUO operates three 3.5-generation and one fourth-generation TFT-LCD fab. A fifth-generation TFT-LCD fab, currently under equipment installation, is expected to begin commercial production in the second quarter of 2003. AUO also operates four module assembly facilities, and one R&D fab specializing in low temperature poly silicon TFT and organic LED.

        In addition to manufacturing and assembly operations in Taiwan, AUO has global operations in China, Japan, and the United States. The company markets its TFT-LCDs through two business units including Audio Video Displays Applications and Information Displays Applications. The Company had net sales under ROC GAAP of NT$37.6 billion (US$1.1 billion) in 2001. Website: http://www.auo.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: January 27, 2003	By:	/s/
Name: Max Weishun Cheng
Title: Chief Financial Officer